Exhibit 12.1

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) before income taxes	$52,513	$(96,266)	$(71,859)	$(53,320)	$(26,621)
Fixed Charges	21,373	22,034	22,757	17,751	13,316
Total Earnings	73,886	(74,322)	(49,102)	(35,569)	(13,305)
Fixed Charges:
Interest expense, including amortization of debt issue costs	17,057	17,746	19,764	16,782	12,892
Estimated interest factor of rental expense	4,316	4,288	2,993	969	424
Total fixed charges	21,373	22,034	22,757	17,751	13,316

Ratio of earnings to fixed charges and preferred dividends	3.5	—	—	—	—
Deficiency of earnings to fixed charges and preferred dividends	-	$96,266	$71,859	$53,320	$26,621